                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                                   Form 11-K



/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

      For the fiscal year ended December 31, 1994

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the transition period from ____________ to __________

     Commission file number 1-9822

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below


                         Employee Stock Ownership Plan
                                       of
                              Buffton Corporation

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                              Buffton Corporation
                          226 Bailey Avenue, Suite 101
                            Fort Worth, Texas 76107

Financial Statements and Exhibits

     (a)  Financial Statements and Financial Statement Schedules

          The following financial statements and financial statement schedules, together with the report of independent accountants, are included in this annual report:

          Report of Independent Accountants........... F-1

          Statements of Net Assets
          Available for Plan Benefits as of
          December 31, 1994 and 1993 ................. F-2

          Statements of Changes in Net Assets
          (Deficit) Available for Plan Benefits
          for the years ended December 31, 1994,
          1993 and 1992 .............................. F-3

          Notes to Financial Statements .............. F-4

          Schedule I - Schedule of Assets Held
          for Investment Purposes - Item 30a ......... F-7

     (b)  Exhibits

          None

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              Employee Stock Ownership Plan
                              of Buffton Corporation

                              Administrators for the 1994 Plan Year


March 24,1995                 By:  /s/Robert H. McLean
                                 ------------------------
                                 President of the Company


                              By:  /s/Hampton Hodges
                                  ------------------------
                                  Director of the Company


                              By:  /s/John M. Edgar
                                  ------------------------
                                  Director of the Company

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants, Administrators and Trustee of the Employee Stock Ownership Plan of Buffton Corporation


In our opinion, the accompanying Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets (Deficit) Available for Plan Benefits present fairly, in all material respects, the financial status of the Employee Stock Ownership Plan of Buffton Corporation at December 31, 1994 and 1993, and the changes in its financial status for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrators and Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I, although required by ERISA, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Price Waterhouse LLP

March 24,1995
Fort Worth, Texas

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION

                       STATEMENTS OF NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS
                                  December 31,


                                           1994      1993
                                         --------  --------
Assets
- ------

Investment in common stock
  of Buffton Corporation,
  valued at market
  of $1.375 and $1.4375 per share,
  respectively                           $128,522  $289,896

Receivables - other due from employer         296       295
Cash                                          397       383
                                         --------  --------

              Total assets                129,215   290,574
                                         --------  --------

Liabilities                                     -         -
- -----------                              ________  ________
Net assets available for
 plan benefits                           $129,215  $290,574
                                         ========  ========

The accompanying notes are an integral part of these financial statements.

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION

                 STATEMENTS OF CHANGES IN NET ASSETS (DEFICIT)
                          AVAILABLE FOR PLAN BENEFITS
                        For the Years Ended December 31,



                                               1994       1993      1992
                                            ----------  --------  ---------

Increase in net assets:                             -          -
  Employer contributions                    $           $          $673,047
                                            ---------   --------   --------

Increase (decrease) in net assets:
  Unrealized gain (loss) in market value
    of Buffton Corporation common stock        (5,842)   126,042     12,604
  Realized gain on shares issued to
    participants                                8,864          -      9,053
  Shares issued to participants              (164,396)         -    (19,053)
  Interest (expense) income                        15          -    (42,095)
                                            ---------   --------   ---------

                                             (161,359)   126,042    (39,491)
                                            ---------   --------   --------

Net increase (decrease)                      (161,359)   126,042    633,556


Net assets (deficit) available for
plan benefits:

 Beginning of year                            290,574    164,532   (469,024)
                                            ---------   --------   --------


 End of period                              $ 129,215   $290,574   $164,532
                                            =========   ========   ========


The accompanying notes are an integral part of these financial statements.

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Description of the Plan

The Employee Stock Ownership Plan of Buffton Corporation (the Plan) was established effective January 1, 1989 as a qualified leveraged employee stock ownership plan. All employees who had attained age twenty-one (21) and completed one year of service on January 1, 1989 were required to participate in the Plan at that date. All other employees shall participate in the Plan upon attaining age 21 and completing one year of service. A participant's account becomes 20% vested at the completion of three years of service and continues to vest 20% per year until fully vested after the completion of seven years of service.

On July 11, 1989, Buffton Corporation (the Company) borrowed $937,459 from a bank and concurrently loaned the proceeds to the Plan. Additionally, the Company loaned the Plan $62,541 on July 11, 1989. The proceeds of these loans were used to purchase 215,000 shares, at market price, of the Company's common stock in brokered transactions at an average price of $4.65 per share.

The shares acquired in the financing transactions were initially unallocated and held in the Suspense Subfund (the Fund). As the loans were repaid, shares were released from the Fund and were allocated to the participants' accounts in accordance with the Plan and the loan agreements. During 1992, the remaining 142,820 shares were released from the Fund and allocated to the participants' accounts.

Administration of the Plan is the responsibility of a committee consisting of three individuals appointed by the Company's Board of Directors.

On November 1, 1993, the Company's Board of Directors appointed Bank One, Texas, NA as sole Trustee of the Plan. The Trustee, as custodian of investment securities, is self-insured against losses.


Note 2 - Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investments

Investment in the Company's common stock is carried at market value as determined based upon the closing prices as quoted on the American Stock Exchange on December 31, 1994 and 1993 which were $1.38 and $1.44, respectively. The annual appreciation or depreciation of the value of investments held by the Plan is reflected in the Statement of Changes in Net Assets (Deficit) Available for Plan Benefits as unrealized gain or loss in the market value of Buffton Corporation common stock. No investments were sold during the current year.

The closing market price of Buffton Corporation common stock on March 20, 1995 was $1.38.

Funding Policy

There were no employer contributions during 1993 or 1994. Participants are not required to make contributions to the Plan.

Note 3 - Issuance of Shares

In two separate transactions during the 1992 plan year, the Plan issued a total of 13,333 shares to participants. Cost was determined as the market price per share at the date of issuance. In comparison to the market value of the shares at December 31, 1991, these transactions resulted in a net realized gain of $9,053 to the Plan.

In several transactions during the 1994 plan year, the Plan issued a total of 108,196 shares to participants. Cost was determined as the market price per share at the date of issuance. In comparison to the market value of the shares at December 31, 1993, these transactions resulted in a net realized gain of $8,864 to the Plan.

During the period January to March 1995, the Plan issued a total of 39,496 shares to participants who terminated prior to December 31, 1994. Cost was determined at the market price per share at the date of issuance. In comparison to the market value of the shares at December 31, 1994, these transactions resulted in a net realized gain of $2,469 to the Plan.

Note 4 - Tax Status of the Plan

The Plan applied for and received a favorable determination letter from the Internal Revenue Service, and therefore is exempt from taxation. The Plan Administrators and the Trustee are of the opinion that the Plan continues to fulfill the requirements of a qualified plan. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.


Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested and are entitled to the full amount credited to their individual accounts.

                                                                      Schedule I

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION
                          SCHEDULE OF ASSETS HELD FOR
                         INVESTMENT PURPOSES - Item 30a
                               December 31, 1994




                                            EXPENSE                 CURRENT
 IDENTITY OF        DESCRIPTION          INCURRED WITH   COST OF   VALUE OF
PARTY INVOLVED        OF ASSET            TRANSACTION     ASSET      ASSET
- --------------      -----------          -------------   -------   --------
Company*            Aggregate
                    purchase of 93,471
                    shares of common
                    stock                   $     -     $434,238   $128,522



*Party-in-Interest

                                                                      Schedule I

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION
                          SCHEDULE OF ASSETS HELD FOR
                         INVESTMENT PURPOSES - Item 30a
                               December 31, 1993




                                            EXPENSE                 CURRENT
 IDENTITY OF        DESCRIPTION          INCURRED WITH   COST OF   VALUE OF
PARTY INVOLVED        OF ASSET            TRANSACTION     ASSET      ASSET
- --------------      -----------          -------------   -------   --------
Company*            Aggregate purchase
                    of 201,667 shares of
                    common stock           $    -        $937,350   $289,896



*Party-in-Interest